The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, OH 44115-1075

Allen J. Mistysyn
Senior Vice President - Finance and
Chief Financial Officer

November 25, 2019

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, DC 20549

Attention:	Jeffrey Gordon
Anne McConnell

Re:	The Sherwin-Williams Company
Form 10-K for the Year Ended December 31, 2018
Filed February 22, 2019
Form 10-Q for the Period Ended June 30, 2019
Filed July 24, 2019
Item 2.02 Form 8-K
Filed October 22, 2019
CORRESP filed September 18, 2019
File No. 001-04851

Ladies and Gentlemen:
We have set forth below responses of The Sherwin-Williams Company (“Sherwin-Williams” or "Company") to address the comments of the Staff of the Division of Corporation Finance contained in your letter dated November 15, 2019 regarding your review of Sherwin-Williams’ filings noted above.
For your convenience, we have restated in bold type each of the Staff’s comments followed by our response.

Form 10-K for the Year Ended December 31, 2018
Exhibit 13
Note 9 - Other Long-Term Liabilities, page 62

1.
Comment: We note your response to comment 2 and appreciate the additional disclosures you provided regarding the Gibbsboro site. Please expand your disclosures to also clarify the current stage at each of your other Major Sites, including whether remediation activities and implementation costs at each Major Site are reasonably estimable.

Response: The Company respectfully acknowledges the Staff's comment and will enhance its Other Long-Term Liabilities disclosure accordingly. For reference, excluding Gibbsboro, the other three Major Sites comprise in total between 10% and 20% of both the total environmental-related accrual and the total unaccrued maximum.
Below is the Company's proposed disclosure using information as of the third quarter of 2019 for illustrative purposes, which has been marked to show changes from the Company's Form 10-Q disclosure for the period ended September 30, 2019 to facilitate the Staff's review. The following proposed Form 10-Q disclosure encompasses the enhancements discussed in the Company's comment letter response dated September 18, 2019. The Company will present the following enhanced disclosure in both its future Forms 10-K and 10-Q, beginning with the Company's Form 10-K for the period ended December 31, 2019.

NOTE 8—OTHER LONG-TERM LIABILITIES
The operations of the Company, like those of other companies in its industry, are subject to various domestic and foreign environmental laws and regulations. These laws and regulations not only govern current operations and products, but also impose potential liability on the Company for past operations. Management expects environmental laws and regulations to impose increasingly stringent requirements upon the Company and the industry in the future. Management believes that the Company conducts its operations in compliance with applicable environmental laws and regulations and has implemented various programs designed to protect the environment and promote continued compliance.
The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites (including sites which were previously owned and/or operated by businesses acquired by the Company). In addition, the Company, together with other parties, has been designated a potentially responsible party under federal and state environmental protection laws for the investigation and remediation of environmental contamination and hazardous waste at a number of third-party sites, primarily Superfund sites. In general, these laws provide that potentially responsible parties may be held jointly and severally liable for investigation and remediation costs regardless of fault. The Company may be similarly designated with respect to additional third-party sites in the future.
The Company initially provides for estimated costs of environmental-related activities relating to its past operations and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs, which are not discounted, are determined based on currently available facts regarding each site. If the reasonably estimable costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is provided.
The Company continuously assesses its potential liability for investigation and remediation-related activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. At September 30, 2019 and 2018, the Company had accruals reported on the Company's balance sheet as other long-term liabilities of $321.8 million and $209.9 million, respectively. Estimated costs of current investigation and remediation activities of $51.0 million and $27.0 million are included in other accruals at September 30, 2019 and 2018, respectively.

Actual costs incurred may vary from the accrued estimates due to the inherent uncertainties involved including, among others, the number and financial condition of parties involved with respect to any given site, the volumetric contribution which may be attributed to the Company relative to that attributed to other parties, the nature and magnitude of the wastes involved, the various technologies that can be used for remediation and the determination of acceptable remediation with respect to a particular site. If the Company's future loss contingency is ultimately determined to be at the unaccrued maximum of the estimated range of possible outcomes for every site for which costs can be reasonably estimated, the Company's accrual for environmental-related activities would be $116.4 million higher than the minimum accruals at September 30, 2019. Additionally, costs for environmental-related activities may not be reasonably estimable at early stages of investigation and therefore would not be included in the unaccrued maximum amount.
Four of the Company’s currently and formerly owned manufacturing sites ("Major Sites") account for the majority of the accrual for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at September 30, 2019. At September 30, 2019, $322.2 million, or 86.4% of the total accrual, related directly to the Major Sites. In the aggregate unaccrued maximum of $116.4 million at September 30, 2019, $92.7 million, or 79.7%, related to the Major Sites. The significant cost components of this liability continue to be related to remedy implementation, regulatory agency interaction, project management and other costs. While different for each specific environmental situation, these components generally each account for approximately 85%, 10%, and 5%, respectively, of the accrued amount and those percentages are subject to change over time. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and monitoring will likely be required at each site.
The largest and most complex of the Major Sites is the Gibbsboro, New Jersey site ("Gibbsboro") which comprises the substantial majority of the environmental-related accrual. Gibbsboro, a former manufacturing plant, and related facilities, which ceased operations in 1978, has had various facilities included on the National Priorities List since 1999. This location has soil, waterbodies, and groundwater contamination related to the historic operations of the facility. Gibbsboro has been divided by the Environmental Protection Agency ("EPA") into six operable units ("OUs") based on location and characteristics, whose investigation and remediation efforts are likely to occur over an extended period of time. Each of the OUs are in various phases of investigation and remediation with the EPA that provide enough information to reasonably estimate cost ranges and record environmental-related accruals. The most significant assumptions underlying the reliability and precision of remediation cost estimates for the Gibbsboro site are the types and extent of contamination.
The remaining three Major Sites comprising the majority of the accrual include (1) a multi-party Superfund site that has received a record of decision from the federal EPA and is currently in the remedial design phase for one operable unit and for which a remedial investigation/feasibility study has been submitted for another operable unit, (2) a closed paint manufacturing facility that is in the operation and maintenance phase of remediation under both federal and state EPA programs, and (3) a formerly-owned site containing warehouse and office space that is in the remedial investigation phase under a state EPA program. Each of these three Major Sites are in phases of investigation and remediation that provide sufficient information to reasonably estimate cost ranges and record environmental-related accruals.
Excluding the ~~four~~ Major Sites ~~making up the majority of the accrual~~ discussed above, no sites are individually material to the total accrual balance. There are multiple, future events yet to occur, including further remedy selection and design, remedy implementation and execution, and securing applicable governmental agency approvals, all of which have the potential to contribute to the uncertainty surrounding these future events. As these events occur and to the extent that the cost estimates of the environmental remediation change, the existing reserve will be adjusted.
Management cannot presently estimate the ultimate potential loss contingencies related to these sites or other less significant sites until such time as a substantial portion of the investigation at the sites is completed and remedial action plans are developed. Unasserted claims could have a material effect on the Company's loss contingency as more information becomes available over time. At September 30, 2019, the

Company did not have material loss contingency accruals related to unasserted claims. Management does not expect that a material portion of unrecognized loss contingencies will be recoverable through insurance, indemnification agreements or other sources. In the event any future loss contingency significantly exceeds the current amount accrued, the recording of the ultimate liability may result in a material impact on net income for the annual or interim period during which the additional costs are accrued. Moreover, management does not believe that any potential liability ultimately attributed to the Company for its environmental-related matters will have a material adverse effect on the Company’s financial condition, liquidity, or cash flow due to the extended length of time during which environmental investigation and remediation takes place. An estimate of the potential impact on the Company’s operations cannot be made due to the aforementioned uncertainties.
Management expects these contingent environmental-related liabilities to be resolved over an extended period of time. Management is unable to provide a more specific time frame due to the indeterminate amount of time to conduct investigation activities at any site, the indeterminate amount of time to obtain environmental agency approval, as necessary, with respect to investigation and remediation activities, and the indeterminate amount of time necessary to conduct remediation activities.
The Asset Retirement and Environmental Obligations Topic of the ASC requires a liability to be recognized for the fair value of a conditional asset retirement obligation if a settlement date and fair value can be reasonably estimated. The Company recognizes a liability for any conditional asset retirement obligation when sufficient information is available to reasonably estimate a settlement date to determine the fair value of such a liability. The Company has identified certain conditional asset retirement obligations at various current and closed manufacturing, distribution and store facilities. These obligations relate primarily to asbestos abatement, hazardous waste Resource Conservation and Recovery Act (RCRA) closures, well abandonment, transformers and used oil disposals and underground storage tank closures. Using investigative, remediation and disposal methods that are currently available to the Company, the estimated costs of these obligations were accrued and are not significant. The recording of additional liabilities for future conditional asset retirement obligations may result in a material impact on net income for the annual or interim period during which the costs are accrued. Management does not believe that any potential liability ultimately attributed to the Company for its conditional asset retirement obligations will have a material adverse effect on the Company’s financial condition, liquidity, or cash flow due to the extended period of time over which sufficient information may become available regarding the closure or modification of any one or group of the Company’s facilities. An estimate of the potential impact on the Company’s operations cannot be made due to the aforementioned uncertainties.

Form 10-Q for the Period Ended June 30, 2019

Note 11 - Income Taxes, page 16

2.	Comment: We note your response to comment 4 related to the reversal of net tax benefits recognized in previous tax years from federal renewable energy tax credit funds. Please address the following:

•	Please quantify for us the tax benefits recognized in each of the previous three years and subsequent interim period.

•
Please tell us how you determined the tax provision recognized in the 2nd quarter of 2019 did not represent a correction of an error in previously issued financial statements under ASC 250-10. In this regard, tell us how the recognition of tax benefits in previous years based upon potentially fraudulent information did not constitute an oversight or misuse of facts. Conversely, also tell us how you determined the recognition of tax benefits and the reversal thereof represents a change in estimate.

Response: The Company recorded tax credits of $10.0 million in 2016 and 2017, respectively. There were no tax credits recorded in 2018, and there have been no tax credits recorded in 2019. As described in our prior response, the Company recognized total expense of $76.7 million ($74.3 million during the first six months of 2019).
As described below, it was not until the second quarter of 2019 that the Company learned of information concerning the nature and extent of the fraudulent scheme as it applied to the Company's previously recognized tax credits. Management evaluated this new information under the guidance in ASC 250-10 and concluded that the derecognition of the tax position should be accounted for as a change in estimate rather than the correction of an error.
As explained in our prior response, these tax positions are based on the Company's investments in legal entities (“Funds”) that purchased mobile solar generators (“MSGs”) from DC Solar. The Funds hold title to the MSGs. In order to qualify for federal renewable energy tax credits, the MSGs owned by the Funds generally must have been (1) manufactured, (2) placed in service and (3) appropriately valued.
Upon initiation of the investments and upon the recognition of the related tax benefits in the years ended 2011 to 2017, the Company reasonably relied on expert and qualified information such as legal opinions, tax opinions, accounting and tax representations from a certified public accounting firm, engineering reports from a certified engineering firm and valuation reports from a certified appraisal firm. Management viewed this information as necessary to assess the Company's tax position. After evaluating this information, management determined that the opinions, representations, reports and valuations represented sufficient reasonable evidence to support the recognition of the tax position and concluded that the MSGs qualified for federal renewable energy tax credits. Each year, the Company received and reviewed audited financial statements and tax information reported on Form K-1 from the Funds and appropriately included this information on the Company's tax return. The Company has concluded its interpretation of information available at the time of calculating its tax provision and evaluating its tax position for all periods prior to the second quarter of 2019 was appropriate, and that the change in estimate in the second quarter of 2019 was due to the reasonable and timely application of newly discovered facts rather than a change in interpretation or evaluation of previous information.
In late December 2018, the Company became aware of allegations of potential unlawful conduct by DC Solar and an ongoing investigation by federal authorities of DC Solar and its various principals, including Jeff and Paulette Carpoff. The Company considered all information reasonably available at the time, which included the fact that the MSGs were owned by the Funds and not DC Solar or the Carpoffs. In addition, the Company received independent third party verification supporting the Company's determination that each of the three required elements necessary to sustain its tax benefit were satisfied through 2017. Based upon this information and the facts set forth below, the Company concluded that there was sufficient evidence to continue to support the measurement of its tax position for the year ended 2018. At the time the Company completed its December 31, 2018 Form 10-K, the investigation of DC Solar and the Carpoffs was still ongoing and nothing had come to light determinatively indicating that the previously recognized tax benefits should be derecognized.
In addition, as late as December 2018, the Company received assurances that a routine Internal Revenue Service ("IRS") audit opened in 2014 would be resolved favorably with no impact to the Company’s investments in the fund. This information further supported the Company's conclusion that each of the three factors required to generate federal renewable energy tax credits were satisfied both for that fund and for the other similarly structured Funds.
Additionally, in July 2017, the Company consented to the sale of 192 MSGs from one of the Funds to an unrelated third party. This sale of MSGs to an unrelated third party provided further support to the periodic valuations received by the Company. The Company believed the appraisal reports utilized for the sale provided strong support for the valuation of the MSGs. It was not until the second quarter of 2019, that the Company first learned of the government allegations that this sale may have been consummated based upon fraudulent information provided to the buyer from unrelated third parties.

As explained in the Company’s prior response, the Company was confident that, most of the MSGs owned by its Funds had been manufactured and placed in service. Great American Insurance Group, the third party engaged to conduct an inventory of the MSGs, reported in April 2019 that unlike many other investors, over seventy five percent of the Company’s units had been identified. These efforts continue with additional MSGs having been located but not yet assigned to the appropriate fund.
On or about May 10, 2019, in response to government allegations regarding the accuracy of appraisals of the MSGs, the Company joined other fund investors in engaging a third-party consultant to provide new guidance as to the fair market value of the MSGs. Although appraisal and valuation efforts are ongoing, on or about May 28, 2019, the Company received preliminary information about the valuation of the MSGs which indicated lower market values than previous reports. During the second quarter of 2019, the Company also learned new information that the solar converting capabilities of the MSGs were less than the specifications previously certified by the engineering firm. Considering this new appraisal and engineering information, together with the discovery of new allegations regarding potential fraudulent conduct by DC Solar in the 2017 sale of one of the Fund's MSGs to an unrelated third party, as well as other considerations of the position in the aggregate, the Company determined that based upon new information, it no longer believed it could assert a “more-likely-than-not” tax position regarding its investments in the Funds. The tax position was derecognized in the three-months ended June 30, 2019 as a change in estimate based upon the events and new information described herein.
The facts relating to the Company's investments in the Funds continue to be developed, and there are and will continue to be material differences in facts relevant to Funds owned by other investors. The ultimate recognition of the tax benefits previously recognized relating to the Company’s investments continue to be uncertain. The Company’s management will continue to use its best judgment based upon the facts related to its investments when determining the scope and timing of financial disclosures. The Company continues to participate with other fund investors to gather facts and obtain experts advice in assessing its tax position in these investments.
Form 8-K Filed October 22, 2019

Regulation G Reconciliation, page 5

3.	Comment: We note your response to comment 3. Please revise reconciliations related to your non-GAAP financial measure, adjusted net income per share, to address the following:

•
We note you identify certain adjustments as non-operating. Although you do not present a measure that you identify as operating income in your statements of income, it appears to us that certain adjustments you identify as non-operating would be required to be included in the determination of operating income. Please avoid identifying such adjustments as non-operating.

•
Please reflect the impact of income taxes as a separate adjustment and explain how the tax impact is calculated. Refer to the guidance provided in Question 102.11 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (April 4, 2018).

Response: The Company respectfully acknowledges the Staff's comment and will adjust future Regulation G Reconciliations accordingly. Below is the Company's proposed disclosure as of the third quarter of 2019 for illustrative purposes, which has been marked to show changes from the Company's third quarter disclosure as filed on Form 8-K to facilitate the Staff's review.

Regulation G Reconciliation
Management of the Company believes that investors’ understanding of the Company’s operating performance is enhanced by the disclosure of diluted net income per share excluding Valspar acquisition-related costs and certain other ~~non-operating~~ adjustments. This adjusted earnings per share measurement is not in accordance with U.S. generally accepted accounting principles (GAAP). It should not be considered a substitute for earnings per share computed in accordance with U.S. GAAP and may not be comparable to similarly titled measures reported by other companies. The following tables reconcile diluted net income per share computed in accordance with U.S. GAAP to adjusted diluted net income per share.

	Three Months Ended September 30, 2019			Three Months Ended September 30, 2018
	Pre-Tax	Tax Effect (3)	After-Tax	Pre-Tax	Tax Effect (3)	After-Tax

Diluted net income per share			$6.16			$3.72

California litigation expense (reduction)/provision	$(.37)	$(.09)	(.28)	$1.43	$.34	1.09

Integration costs (1)	.17	.03	.14	.32	.10	.22
Acquisition-related amortization expense (2)	.82	.19	.63	.86	.21	.65
Total acquisition-related costs	$.99	$.22	.77	$1.18	$.31	.87

Adjusted diluted net income per share			$6.65			$5.68

	Year Ended December 31, 2019 (after-tax guidance)
	Low	High

Diluted net income per share	$17.07	$17.47

California litigation expense (reduction)/provision	(.28)	(.28)
Tax credit investment loss	.79	.79
Pension plan settlement expense	.27	.27
Total other ~~non-operating expenses~~ adjustments	.78	.78

Integration costs (1)	.51	.51
Acquisition-related amortization expense (2)	2.54	2.54
Total acquisition-related costs	3.05	3.05

Adjusted diluted net income per share	$20.90	$21.30

(1)
Integration costs consist primarily of professional service expenses, salaries and other employee-related expenses dedicated directly to the integration effort, and severance expense. These costs are included in Selling, general and administrative and other expenses and Cost of goods sold.

(2)	Acquisition-related amortization expense consists primarily of the amortization of intangible assets related to the Valspar acquisition and is included in Amortization.

(3)	The tax effect is calculated based on the statutory rate and the nature of the item, unless otherwise noted.

We want to thank the Staff for its review of our filings to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings.
If the Staff has any questions regarding our responses or any additional comments, please feel free to contact me at (216) 566-2066.

Sincerely,

Allen J. Mistysyn
Senior Vice President - Finance and Chief Financial Officer